Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: August 10, 2007

Important Information

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the preliminary version of the prospectus, and the Banks have filed a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov).  Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

On August 10, 2007, The Royal Bank of Scotland issued the following press release:

The Royal Bank of Scotland Group plc EGM Result and Statement

10 August 2007

The Royal Bank of Scotland Group plc (“RBS”) announces that the resolution on the proposed acquisition of ABM AMRO by RBS and its partners, Fortis and Santander, put forward at today’s Extraordinary General Meeting was passed.

5,741,774,485 shares were voted in favour of the transaction representing 94.5 per cent of the votes cast and 60.7 per cent of issued share capital. The result is a significant endorsement of the merits of the proposed transaction.

RBS Extraordinary General Meeting Poll Result:

For	Against	Witheld
5,741,774,485	333,746,080	67,318,357

The following is an extract from the speech made by Sir Tom McKillop, Chairman, at today’s Meeting.

“Today’s meeting has been convened to enable shareholders to consider the proposed acquisition of ABN AMRO by RBS and its partners, Fortis and Santander.”

“It is rare that an opportunity of this kind arises that fits so closely with our priorities. ABN AMRO contains good businesses and customer franchises, with a presence in a lot of countries with very attractive growth prospects.”

“RBS intends to acquire two ABN AMRO activities that closely align with our existing strategic priorities: its Global Wholesale and International Retail Businesses. The Board believes that the acquisition of these businesses provides both compelling strategic logic and attractive financial returns for RBS.”

“For some time RBS has been set on extending its global reach in corporate banking and on expanding its presence in the Asia-Pacific region. We have made very good progress towards these objectives on our own, and you will have seen evidence of this in our interim results announcement last week. But this acquisition presents an opportunity to move forward rapidly.”

“We believe that the ABN AMRO Global Wholesale Businesses have attractive but relatively underdeveloped customer franchises, as well as branches in more than 50 countries, and great strengths in global payments, trade finance and cash management. By putting them together with our own operations we can create a very powerful corporate and institutional bank with scale, global reach and very good growth prospects.”

“The Board is convinced that this transaction provides us with an excellent opportunity to move rapidly forward in the direction we are already travelling. For the Group as a whole, we believe the acquisition of ABN AMRO’s businesses will enhance our growth prospects and increase our geographical and product diversity.”

“The Board also believes that the acquisition provides very attractive financial returns for you, our shareholders. There are significant opportunities to create financial synergies, both by saving costs and, just as importantly, by growing revenues. We estimate the total transactional benefits will amount to €1.8 billion in the third year after completion”

“Since the offer documents were posted on 23 July, we have published a strong set of interim results. ABN AMRO, too, has published its second quarter results, and these are in line with our expectations. You may also have seen that the Boards of ABN AMRO have withdrawn their recommendation of the Barclays offer, and have undertaken to engage with us with a view to ensuring a level playing field. Shareholders of both Fortis and Santander approved their acquisition and capital raising proposals.”

“Our Consortium is offering a real opportunity to build some very powerful businesses, in a way that brings benefits to customers, to employees, and of course to shareholders. By working together in a Consortium with Fortis and Santander, we will be able to provide the best partner for each of ABN AMRO’s components, with the capacity to invest in and grow these businesses. That greatly reduces the risks involved and makes our proposals far more straightforward than they would be if any one of us were to attempt such a transaction on our own. The Board is convinced that this acquisition is in the best interests of shareholders as a whole.”

Forward Looking Statements

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group’s future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.